

Mail Stop 7010

March 10, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Robert McLaughlin
Chief Financial Officer
Airgas, Inc.
259 North Radnor-Chester Road; Suite 100
Radnor, PA 19087-5283

> **RE:** **Form 10-K for the fiscal year ended March 31, 2008**
> **Form 10-Q for the period ended September 30, 2008**
> **File No. 001-09344**

Dear Mr. McLaughlin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief